EXHIBIT 12.1
JEFFERIES GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands, except for per share amounts)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Fixed Charges:
Interest expense on long-term indebtedness	$47,669	$40,256	$23,987	$23,419	$12,035
Interest portion of rent expense	11,653	9,437	7,636	6,037	5,105

Total fixed charges	$59,322	$49,693	$31,623	$29,456	$17,140

Earnings:
Earnings before income taxes and minority interest	$268,407	$226,989	$144,533	$103,692	$102,652
Total fixed charges	59,322	49,693	31,623	29,456	17,140

Total earnings	$327,729	$276,682	$176,156	$133,148	$119,792

Ratio of Earnings to Fixed Charges (1)	5.5	5.6	5.6	4.5	7.0

(1)	The ratio of earnings to fixed charges is computed by dividing (a) income from continuing operations before income taxes plus fixed charges by (b) fixed charges. Fixed charges consist of interest expense on all long-term indebtedness and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).